FILED PURSUANT TO RULE 424(b)(3)
                                                          FILE NUMBER: 333-77055

SUPPLEMENT NO. 5 DATED MARCH 21, 2000 TO BE USED WITH PROSPECTUS DATED AUGUST 3, 1999.



           STICKER SUPPLEMENT TO SUPPLEMENT NO. 5 DATED MARCH 21, 2000
                 TO BE USED WITH PROSPECTUS DATED AUGUST 3, 1999

            SUMMARY OF SUPPLEMENT TO PROSPECTUS DATED AUGUST 3, 1999
                 (SEE THE SUPPLEMENT FOR ADDITIONAL INFORMATION)

Supplement No. 5 dated March 21, 2000 (incorporating and replacing all prior Supplements in use, No. 1 though 4):

(1) Reports on our purchase, either directly or through a subsidiary, of eleven extended-stay hotels for an aggregate purchase price of $91,426,000

(2) Reports on the short-term financing of 75% of the aggregate purchase price, or $68,569,500, secured by the properties and having maturity dates of October 1, 2000, December 1, 2000 and January 1, 2001

(3) Reports on the manner in which the hotels will be operated and managed, including a summary of the material contracts affecting these matters

(4) Provides certain other information about us and the hotels we have purchased


     As of August 23, 1999, we had closed on the sale of 1,666,666.67 of our common shares at a price of $9 per share, representing completion of the minimum offering. As of March 17, 2000, we had closed on the sale of 2,256,256 of our common shares at a price of $10 per share. These sales, when combined, represent gross proceeds of $37,562,560 and proceeds net of selling commissions and marketing expenses of $33,806,304. We are continuing the offering at $10 per share in accordance with the prospectus.

     We have paid a total real estate commission of $1,828,520 representing 2% of the aggregate purchase price for the hotels, to Apple Suites Realty Group, Inc., which is our real estate broker and is owned by Glade M. Knight, our Chairman and Chief Executive Officer.